Brookfield Property Partners L.P.

Condensed consolidated financial statements (unaudited)
As at March 31, 2025 and December 31, 2024 and
for the three months ended March 31, 2025 and 2024

Brookfield Property Partners L.P.
Condensed Consolidated Balance Sheets

Unaudited		As at
(US$ Millions)	Note	Mar. 31, 2025	Dec. 31, 2024
Assets
Non-current assets
Investment properties	3	$59,456	$62,078
Equity accounted investments	4	20,224	19,547
Property, plant and equipment	5	5,519	5,484
Goodwill	6	956	931
Intangible assets	7	927	899
Other non-current assets	8	5,352	5,339
Loans and notes receivable		250	204
Total non-current assets		92,684	94,482
Current assets
Loans and notes receivable		650	720
Accounts receivable and other	9	1,846	2,081
Cash and cash equivalents		1,819	2,208
Total current assets		4,315	5,009
Assets held for sale	10	2,001	3,100
Total assets		$99,000	$102,591

Liabilities and equity
Non-current liabilities
Debt obligations	11	$35,279	$35,964
Capital securities	12	1,284	2,671
Other non-current liabilities	14	1,469	1,542
Deferred tax liabilities		1,708	2,495
Total non-current liabilities		39,740	42,672
Current liabilities
Debt obligations	11	14,393	14,719
Capital securities	12	116	158
Accounts payable and other liabilities	15	5,699	5,895
Total current liabilities		20,208	20,772
Liabilities associated with assets held for sale	10	332	898
Total liabilities		60,280	64,342
Equity
Limited partners	16	7,940	7,718
General partner	16	3	3
Preferred equity	16	699	699
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	16, 17	14,190	13,795
FV LTIP units of the Operating Partnership	16, 17	10	12
Interests of others in operating subsidiaries and properties	17	15,878	16,022
Total equity		38,720	38,249
Total liabilities and equity		$99,000	$102,591
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Income Statements

Unaudited		Three months ended Mar. 31,
(US$ Millions, except per unit amounts)	Note	2025	2024
Commercial property revenue	18	$1,264	$1,539
Hospitality revenue	19	335	595
Investment and other revenue	20	150	186
Total revenue		1,749	2,320
Direct commercial property expense	21	488	611
Direct hospitality expense	22	281	533
Investment and other expense		10	10
Interest expense		940	1,213
General and administrative expense	23	286	340
Total expenses		2,005	2,707
Fair value losses, net	24	(110)	(372)
Share of net earnings from equity accounted investments	4	226	132
Loss before income taxes		(140)	(627)
Income tax (benefit) expense	13	(11)	82
Net loss		$(129)	$(709)

Net loss attributable to:
Limited partners		$(79)	$(138)
General partner		—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units		(140)	(247)
FV LTIP units of the Operating Partnership		—	—
Interests of others in operating subsidiaries and properties		90	(324)
Total		$(129)	$(709)
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Comprehensive Income

Unaudited		Three months ended Mar. 31,
(US$ Millions)	Note	2025	2024
Net loss		$(129)	$(709)
Other comprehensive income (loss)	25
Items that may be reclassified to net income (loss):
Foreign currency translation		363	(174)
Cash flow hedges		(20)	26
Equity accounted investments		7	(5)
Items that will not be reclassified to net (loss) income:
Securities - fair value through other comprehensive (loss) income ("FVTOCI")		(1)	9
Total other comprehensive income (loss)		349	(144)
Total comprehensive income (loss)		$220	$(853)

Comprehensive income (loss) attributable to:
Limited partners
Net loss		$(79)	$(138)
Other comprehensive income (loss)		71	(39)
		(8)	(177)
Non-controlling interests
Redeemable/exchangeable and special limited partnership units
Net loss		(140)	(247)
Other comprehensive income (loss)		127	(70)
		(13)	(317)
Interests of others in operating subsidiaries and properties
Net income (loss)		90	(324)
Other comprehensive income (loss)		151	(35)
		241	(359)
Total comprehensive income (loss)		$220	$(853)
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Changes in Equity

	Limited partners					General partner					Preferred Equity	Non-controlling interests
Unaudited (US$ Millions)	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive (loss) income	Total limited partners equity	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive (loss) income	Total general partner equity	Total preferred equity	Redeemable / exchangeable and special limited partnership units	FV LTIP units of the Operating Partnership	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec. 31, 2024	$7,189	$(1,913)	$2,557	$(115)	$7,718	$4	$2	$(3)	$—	$3	$699	$13,795	$12	$16,022	$38,249
Net (loss) income	—	(79)	—	—	(79)	—	—	—	—	—	—	(140)	—	90	(129)
Other comprehensive income	—	—	—	71	71	—	—	—	—	—	—	127	—	151	349
Total comprehensive (loss) income	—	(79)	—	71	(8)	—	—	—	—	—	—	(13)	—	241	220
Distributions	—	(114)	—	—	(114)	—	—	—	—	—	—	(204)	—	(237)	(555)
Preferred distributions	—	(4)	—	—	(4)	—	—	—	—	—	—	(7)	—	—	(11)
Issuance (repurchase) of interests in operating subsidiaries	357	(14)	3	—	346	—	—	—	—	—	—	620	(1)	(148)	817
Change in relative interests of non-controlling interests	—	—	2	—	2	—	—	—	—	—	—	(1)	(1)	—	—
Balance as at Mar. 31, 2025	$7,546	$(2,124)	$2,562	$(44)	$7,940	$4	$2	$(3)	$—	$3	$699	$14,190	$10	$15,878	$38,720

Balance as at Dec. 31, 2023	$6,464	$(937)	$2,548	$9	$8,084	$4	$2	$(1)	$(1)	$4	$699	$14,447	$21	$25,332	$48,587
Net loss	—	(138)	—	—	(138)	—	—	—	—	—	—	(247)	—	(324)	(709)
Other comprehensive loss	—	—	—	(39)	(39)	—	—	—	—	—	—	(70)	—	(35)	(144)
Total comprehensive loss	—	(138)	—	(39)	(177)	—	—	—	—	—	—	(317)	—	(359)	(853)
Distributions	—	(113)	—	—	(113)	—	—	—	—	—	—	(202)	—	(489)	(804)
Preferred distributions	—	(4)	—	—	(4)	—	—	—	—	—	—	(7)	—	—	(11)
Issuance (repurchase) of interest in operating subsidiaries	167	(5)	1	—	163	—	—	—	—	—	—	294	(4)	551	1,004
Change in relative interest of non-controlling interests	—	—	3	(1)	2	—	—	(1)	1	—	—	2	(4)	—	—
Balance as at Mar. 31, 2024	$6,631	$(1,197)	$2,552	$(31)	$7,955	$4	$2	$(2)	$—	$4	$699	$14,217	$13	$25,035	$47,923
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Cash Flows

Unaudited		Three Months Ended Mar. 31,
(US$ Millions)	Note	2025	2024
Operating activities
Net loss		$(129)	$(709)
Share of equity accounted (earnings), net of distributions		(128)	(91)
Fair value losses, net	24	110	372
Deferred income tax (benefit) expense	13	(27)	12
Depreciation and amortization	21,22	63	116
Working capital and other		(189)	558
		(300)	258
Financing activities
Debt obligations, issuance		2,844	2,723
Debt obligations, repayments		(2,940)	(2,591)
Capital securities redeemed		—	(11)
Non-controlling interests, issued		273	506
Non-controlling interests, purchased		(5)	(10)
Settlement of deferred consideration		(1)	143
Repayment of lease liabilities		(17)	(8)
Issuances to limited partnership unitholders		357	167
Issuances to redeemable/exchangeable and special limited partnership unitholders		638	299
Redemption of FV LTIP units of the Operating Partnership		—	(4)
Distributions to non-controlling interests in operating subsidiaries		(235)	(490)
Preferred distributions		(11)	(11)
Distributions to limited partnership unitholders		(114)	(113)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(204)	(202)
		585	398
Investing activities
Acquisitions
Investment properties		(1,794)	(1,028)
Property, plant and equipment		(31)	(100)
Equity accounted investments		(306)	(73)
Financial assets and other		(108)	(173)
Acquisition of subsidiaries		29	38
Dispositions
Investment properties		1,223	32
Property, plant and equipment		78	64
Equity accounted investments		70	621
Financial assets and other		137	207
Cash impact of deconsolidation		5	—
Restricted cash and deposits		(34)	12
		(731)	(400)
Cash and cash equivalents
Net change in cash and cash equivalents during the period		(446)	256
Net change in cash classified within assets held for sale		31	—
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		26	(24)
Balance, beginning of period		2,208	2,341
Balance, end of period		$1,819	$2,573

Supplemental cash flow information
Cash paid for:
Income taxes, net of refunds received		$21	$34
Interest (excluding dividends on capital securities)		$860	$1,108
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Notes to the Condensed Consolidated Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF THE BUSINESS
Brookfield Property Partners L.P. (“BPY” or the “partnership”) was formed as a limited partnership under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended. BPY is a subsidiary of Brookfield Corporation (“BN,” the “Corporation,” or the “parent company”) and is the primary entity through which the parent company and its affiliates own, operate, and invest in commercial and other income producing property on a global basis.

The partnership’s sole direct investment is a 36% managing general partnership units (“GP Units” or “GP”) interest in Brookfield Property L.P. (the “Operating Partnership”). The GP Units provide the partnership with the power to direct the relevant activities of the Operating Partnership.

The partnership’s 6.5% Preferred Units, Series 1, 6.375% Preferred Units, Series 2, 5.75% Preferred Units, Series 3, and Brookfield Property Preferred L.P.’s (“New LP”) 6.25% Preferred Units, Series 1 are traded on the Nasdaq under the symbols “BPYPP”, “BPYPO”, “BPYPN”, and “BPYPM”, respectively. The New LP 6.25% Preferred Units, Series 1 are also traded on the TSX under the symbol “BPYP.PR.A”.

The registered head office and principal place of business of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

NOTE 2. SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION
a)Statement of compliance
The interim condensed consolidated financial statements of the partnership and its subsidiaries have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with IFRS® Accounting Standards as issued by the IASB (“IFRS Accounting Standards”), have been omitted or condensed.

These condensed consolidated financial statements as of and for the three months ended March 31, 2025 were approved and authorized for issue by the Board of Directors of the partnership on May 9, 2025.
b)Basis of presentation
The interim condensed consolidated financial statements are prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2024. Consequently, the information included in these interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the partnership’s annual report on Form 20-F for the year ended December 31, 2024. The interim condensed consolidated financial statements are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods presented in accordance with IFRS Accounting Standards. The results reported in these interim condensed consolidated financial statements should not necessarily be regarded as indicative of results that may be expected for the entire year.

The interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. Dollars rounded to the nearest million unless otherwise indicated.

c)Future accounting policies
The partnership is currently assessing the impact of:
•IFRS 18 Presentation and Disclosure in Financial Statements, which was issued by the IASB in April 2024. IFRS 18 will replace IAS 1 and will be effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. IFRS 18 sets out significant new requirements for the presentation of financial statements with a particular focus on the income statement, including requirements for mandatory sub-totals to be presented, aggregation and disaggregation of information, and disclosures related to management-defined performance measures, in addition to certain related amendments to IAS 7 that will result in new requirements for the presentation of the statement of cash flows, concurrent with IFRS 18 becoming effective;
•Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7, issued by the IASB in May 2024. These amendments will be effective for annual reporting periods beginning on or after January 1, 2026. The Amendments clarify the requirements related to the date of recognition and derecognition of financial assets and financial liabilities, with an exception for derecognition of financial liabilities settled via an electronic transfer, clarify the requirements for assessing contractual cash flow characteristics of financial assets and clarify the characteristics of non-recourse loans and contractually linked instruments; and
•Amendments to IFRS 9 and IFRS 7 Contracts Referencing Nature-dependent Electricity, issued by the IASB in December 2024. The Amendments will be effective for annual reporting periods beginning on or after January 1, 2026. These amendments include guidance on the 'own-use' exemption for purchasers of electricity under such contracts, and hedge accounting requirements where purchases or sales of electricity are hedged using such contracts.

d)Critical judgments and estimates in applying accounting policies
The preparation of the partnership’s interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the partnership’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Material Accounting Policies in the partnership’s consolidated financial statements for the year ended December 31, 2024 and have been consistently applied in the preparation of the interim condensed consolidated financial statements as of and for the three months ended March 31, 2025.

NOTE 3. INVESTMENT PROPERTIES
The following table presents a roll forward of the partnership’s investment property balances, all of which are considered Level 3 within the fair value hierarchy, for the three months ended March 31, 2025 and the year ended December 31, 2024:

	Three months ended Mar. 31, 2025			Year ended Dec. 31, 2024
(US$ Millions)	Commercial properties	Commercial developments	Total	Commercial properties	Commercial developments	Total
Balance, beginning of period	$60,093	$1,985	$62,078	$77,699	$5,216	$82,915
Changes resulting from:
Property acquisitions	1,508	121	1,629	7,775	235	8,010
Capital expenditures	162	91	253	832	1,302	2,134
Property dispositions(1)	(171)	—	(171)	(1,602)	—	(1,602)
Fair value (losses) gains, net	(280)	51	(229)	(883)	377	(506)
Foreign currency translation	238	31	269	(1,351)	(40)	(1,391)
Transfer between commercial properties and commercial developments	3	(3)	—	445	(445)	—
Deconsolidation of India REIT(2)	(3,485)	(128)	(3,613)	—	—	—
Reclassification to assets held for sale and other changes	(762)	2	(760)	(2,601)	(14)	(2,615)
Reclassification of BSREP IV investments to assets held for sale(3)	—	—	—	(20,221)	(4,646)	(24,867)
Balance, end of period(4)	$57,306	$2,150	$59,456	$60,093	$1,985	$62,078
(1)Property dispositions represent the fair value on date of sale.
(2)During the current period, the partnership sold a partial interest in Brookfield India Real Estate Trust (“India REIT”), resulting in a loss of control and deconsolidation of this investment. The partnership’s retained interest is now accounted for under the equity method (“Deconsolidation of India REIT”).
(3)See Note 28, Related Parties for further information on the Reclassification of BSREP IV investments to assets held for sale.
(4)Includes right-of-use assets related to commercial properties and commercial developments of $711 million and $23 million, respectively, as of March 31, 2025 (December 31, 2024 - $705 million and $22 million). Current lease liabilities of $30 million (December 31, 2024 - $29 million) have been included in accounts payable and other liabilities and non-current lease liabilities of $703 million (December 31, 2024 - $695 million) have been included in other non-current liabilities.

The partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Investment property valuations are generally completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated stabilized annual net operating income. Where there has been a recent market transaction for a specific property, such as an acquisition or sale of a partial interest, the partnership values the property on that basis. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. The partnership prepares these valuations considering asset and market specific factors, as well as observable transactions for similar assets. The determination of fair value requires the use of estimates, which are internally determined and compared with market data, third-party reports and research as well as observable conditions. Except for the impacts of interest rates and inflation, there are currently no known trends, events or uncertainties that the partnership reasonably believes could have a sufficiently pervasive impact across the partnership’s businesses to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in these financial statements. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates of discount and capitalization rates across different geographies and markets are often independent of each other and not necessarily in the same direction or of the same magnitude. Further, impacts to the partnership’s fair values of commercial properties from changes in discount or capitalization rates and cash flows are usually inversely correlated. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in cash flows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level. Refer to the table below for further information on valuation methods used by the partnership for its asset classes.

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

In accordance with its policy, the partnership generally measures and records its commercial properties and developments based on valuations prepared by management. However, for certain subsidiaries, the partnership utilizes valuations prepared by external valuation professionals. Management compares the external valuations to the partnership’s internal valuations to review the work performed by the external valuation professionals. Additionally, a number of properties are externally appraised each year and the results of these appraisals are compared to the partnership’s internally prepared values and significant differences are reconciled when they arise.

Valuation Metrics
The key valuation metrics for the partnership’s consolidated commercial properties are set forth in the following tables on a weighted-average basis:

		Mar. 31, 2025			Dec. 31, 2024
Consolidated properties	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (years)	Discount rate	Terminal capitalization rate	Investment horizon (years)
Office(1)	Discounted cash flow	7.0%	5.6%	11	7.0%	5.6%	11
Retail(2)	Discounted cash flow	7.1%	5.4%	10	7.1%	5.4%	10
LP Investments(3)(4)	Discounted cash flow	9.0%	6.2%	9	9.6%	6.7%	8
(1)Included in the partnership's total Office portfolio are 16 premier office and mixed-use complexes in key global markets with a weighted-average discount rate of 6.8% (December 31, 2024 - 6.7%).
(2)Included in the partnership's total Retail portfolio are 19 Core premier retail centers with a weighted-average discount rate of 6.2% (December 31, 2024 - 6.2%)
(3)The valuation method used to value multifamily and manufactured housing properties is the direct capitalization method. At March 31, 2025, the overall implied capitalization rate used for properties using the direct capitalization method was 4.9% (December 31, 2024 - 4.9%) except for certain recently acquired multifamily investments temporarily valued using the discounted cash flow method.
(4)The change since December 31, 2024 reflects the partnership’s sale of a partial interest in India REIT, resulting in a loss of control and deconsolidation of this investment. The partnership’s retained interest is now accounted for under the equity method.

Fair Value Measurement
The following table presents the partnership’s investment properties measured at fair value in the condensed consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined in Note 2(h) in the consolidated financial statements as of December 31, 2024:

	Mar. 31, 2025				Dec. 31, 2024
			Level 3				Level 3
(US$ Millions)	Level 1	Level 2	Commercial properties	Commercial developments	Level 1	Level 2	Commercial properties	Commercial developments
Office	$—	$—	$17,988	$1,358	$—	$—	$18,360	$1,230
Retail	—	—	18,946	87	—	—	18,939	78
LP Investments	—	—	20,372	705	—	—	22,794	677
Total	$—	$—	$57,306	$2,150	$—	$—	$60,093	$1,985

Fair Value Sensitivity
The following table presents a sensitivity analysis to the impact of a 25 basis point movement of the discount rate and terminal capitalization or overall implied capitalization rate on fair values of the partnership’s commercial properties as of March 31, 2025, for properties valued using the discounted cash flow or direct capitalization method, respectively:

	Mar. 31, 2025
(US$ Millions)	Impact of +25bps DR	Impact of +25bps TCR	Impact of +25bps DR and +25bps TCR or +25bps ICR
Office	$434	$506	$926
Retail	368	586	948
LP Investments(1)	290	625	932
Total	$1,092	$1,717	$2,806
(1)     Excludes recently acquired multifamily investments temporarily valued using the discounted cash flow method. The valuation method used to value multifamily and manufactured housing properties is the direct capitalization method. The impact of the sensitivity analysis on the discount rate includes properties valued using the discounted cash flow method as well as properties valued using an overall implied capitalization rate under the direct capitalization method.

NOTE 4. EQUITY ACCOUNTED INVESTMENTS
The partnership has investments in joint arrangements that are joint ventures, and also has investments in associates. Joint ventures include investments in individual commercial properties, hotels, portfolios of commercial properties and developments, as well as interests in real estate funds. These are owned together with co-owners, where decisions relating to the relevant activities of the joint venture require the unanimous consent of the co-owners.

The partnership’s investments in joint ventures and associates, which have been accounted for in accordance with the equity method of accounting, are as follows:

	Proportion of ownership interests		Carrying value
(US$ Millions)	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2025	Dec. 31, 2024
Joint Ventures	15% - 59%	15% - 60%	$19,444	$19,303
Associates	26% - 47%	31% - 50%	780	244
Total			$20,224	$19,547

The following table presents the change in the balance of the partnership’s equity accounted investments as of March 31, 2025 and December 31, 2024:

	Three months ended	Year ended
(US$ Millions)	Mar. 31, 2025	Dec. 31, 2024
Equity accounted investments, beginning of period	$19,547	$19,435
Additions	306	484
Disposals and return of capital distributions	(111)	(898)
Share of net earnings from equity accounted investments	226	331
Distributions received	(98)	(290)
Foreign currency translation	113	(168)
Deconsolidation of India REIT(1)	365	—
Reclassification to assets held for sale	(131)	—
Reclassification of BSREP IV investments to assets held for sale(2)	—	(259)
Other comprehensive income and other	7	912
Equity accounted investments, end of period	$20,224	$19,547
(1)Includes the net impact of recognizing the partnership’s retained interest in India REIT under the equity method, partially offset by the deconsolidation of its joint venture assets. See Note 3, Investment Properties for further information on the Deconsolidation of India REIT.
(2)See Note 28, Related Parties for further information on the Reclassification of BSREP IV investments to assets held for sale.

The key valuation metrics for the partnership’s commercial properties held within the partnership’s equity accounted investments are set forth in the table below on a weighted-average basis:

		Mar. 31, 2025			Dec. 31, 2024
Equity accounted investments	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs)	Discount rate	Terminal capitalization rate	Investment horizon (yrs)
Office(1)	Discounted cash flow	7.4%	5.1%	11	7.5%	5.2%	11
Retail(2)	Discounted cash flow	6.6%	5.0%	10	6.6%	5.0%	10
LP Investments(3)(4)	Discounted cash flow	10.7%	7.5%	6	9.7%	6.8%	8
(1)Included in the partnership’s total Office portfolio are 16 premier office and mixed-use complexes in key global markets with a weighted-average discount rate of 6.8% (December 31, 2024 - 6.7%).
(2)Included in the partnership's total Retail portfolio are 19 Core premier retail centers with a weighted-average discount rate of 6.2% (December 31, 2024 - 6.2%).
(3)The valuation method used to value multifamily investments is the direct capitalization method. At March 31, 2025, the overall implied capitalization rate used for properties valued using the direct capitalization method was 4.7% (December 31, 2024 - 4.7%). The terminal capitalization rate and investment horizon are not applicable.
(4)The change since December 31, 2024 reflects the partnership’s sale of a partial interest in India REIT, resulting in a loss of control and deconsolidation of this investment. The partnership’s retained interest is now accounted for under the equity method.

Summarized financial information in respect of the partnership’s equity accounted investments is presented below:

(US$ Millions)	Mar. 31, 2025	Dec. 31, 2024
Non-current assets	$88,801	$84,461
Current assets	3,377	3,374
Total assets	92,178	87,835
Non-current liabilities	27,980	25,664
Current liabilities	10,260	10,931
Total liabilities	38,240	36,595
Net assets	53,938	51,240
Partnership’s share of net assets	$20,224	$19,547

	Three months ended Mar. 31,
(US$ Millions)	2025	2024
Revenue	$1,330	$1,325
Expenses	1,129	1,108
Income from equity accounted investments(1)	71	37
Income before fair value gains, net	272	254
Fair value gains, net	449	19
Net Income	721	273
Partnership’s share of net earnings	$226	$132
(1)Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

NOTE 5. PROPERTY, PLANT AND EQUIPMENT
Property, plant, and equipment primarily consists of hospitality assets in the U.K. and a portfolio of hotels in the U.S.

The following table presents the useful lives of each hospitality asset by class:

Hospitality assets by class	Useful life (in years)
Building and building improvements	1 to 50+
Land improvements	15
Furniture, fixtures and equipment	1 to 20

The following table presents the change to the components of the partnership’s hospitality assets for the three months ended March 31, 2025 and for the year ended December 31, 2024:

	Three months ended	Year ended
(US$ Millions)	Mar. 31, 2025	Dec. 31, 2024
Cost:
Balance at the beginning of period	$5,434	$10,486
Additions	32	459
Disposals	(31)	(304)
Foreign currency translation	99	(110)
Impact of deconsolidation due to loss of control and reclassification to assets held for sale	(11)	(439)
Reclassification of BSREP IV investments to assets held for sale(1)	—	(4,658)
	5,523	5,434
Accumulated fair value changes:
Balance at the beginning of period	1,275	2,027
Revaluation (loss), net(2)	—	(103)
Disposals	(9)	—
Foreign currency translation	33	(37)
Reclassification to assets held for sale and other	—	(141)
Reclassification of BSREP IV investments to assets held for sale(1)	—	(471)
	1,299	1,275
Accumulated depreciation:
Balance at the beginning of period	(1,225)	(1,428)
Depreciation	(61)	(392)
Disposals	8	162
Foreign currency translation	(27)	28
Impact of deconsolidation due to loss of control and reclassification to assets held for sale	2	92
Reclassification of BSREP IV investments to assets held for sale(1)	—	313
	(1,303)	(1,225)
Total property, plant and equipment(3)	$5,519	$5,484
(1)See Note 28, Related Parties for further information on the Reclassification of BSREP IV investments to assets held for sale.
(2)The current period includes revaluation gains of nil (December 31, 2024 - losses of $23 million) recorded as revaluation (loss) surplus in the consolidated statements of comprehensive income. It also includes revaluation losses in excess of revaluation surplus of nil (December 31, 2024 - $80 million) recorded in other fair value changes in the consolidated statements of income.
(3)Includes right-of-use assets of $122 million (December 31, 2024 - $120 million).

NOTE 6. GOODWILL
Goodwill of $956 million at March 31, 2025 (December 31, 2024 - $931 million) is primarily attributable to short-break destinations across the United Kingdom and Ireland (“U.K. and Ireland Short Stay”) of $778 million (December 31, 2024 - $754 million) and a mixed-use asset in South Korea of $177 million (December 31, 2024 - $177 million). In accordance with IFRS Accounting Standards, the partnership performs a goodwill impairment test annually unless there are indicators of impairment identified during the year. The partnership did not identify any impairment indicators as of March 31, 2025 and for the year ended December 31, 2024.

NOTE 7. INTANGIBLE ASSETS
The partnership’s intangible assets are presented on a cost basis, net of accumulated amortization and accumulated impairment losses in the condensed consolidated balance sheets. These intangible assets primarily represent the trademark assets related to U.K. and Ireland Short Stay.

The trademark assets of U.K. and Ireland Short Stay had a carrying amount of $922 million as of March 31, 2025 (December 31, 2024 - $893 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these trademarks exclusively in certain territories in perpetuity. The business model of U.K. and Ireland Short Stay is not subject to technological obsolescence or commercial innovations in any material way.

Intangible assets by class	Useful life (in years)
Trademarks	Indefinite
Other	4 to 7

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Intangible assets with finite useful lives are amortized over their respective useful lives as listed above. Amortization expense is recorded as part of depreciation and amortization of non-real estate assets expense. The partnership did not identify any impairment indicators as of March 31, 2025.

The following table presents the components of the partnership’s intangible assets as of March 31, 2025 and December 31, 2024:

(US$ Millions)	Mar. 31, 2025	Dec. 31, 2024
Cost	$990	$958
Accumulated amortization	(63)	(59)
Total intangible assets	$927	$899

The following table presents a roll forward of the partnership’s intangible assets for the three months ended March 31, 2025 and the year ended December 31, 2024:

	Three months ended	Year ended
(US$ Millions)	Mar. 31, 2025	Dec. 31, 2024
Balance, beginning of period	$899	$1,054
Acquisitions	2	16
Disposals	—	(1)
Amortization	(2)	(23)
Foreign currency translation	28	(15)
Reclassification of BSREP IV investments to assets held for sale(1)	—	(132)
Balance, end of period	$927	$899
(1)See Note 28, Related Parties for further information on the Reclassification of BSREP IV investments to assets held for sale.

NOTE 8. OTHER NON-CURRENT ASSETS
The components of other non-current assets are as follows:

(US$ Millions)	Mar. 31, 2025	Dec. 31, 2024
Securities - FVTPL	$3,438	$3,416
Derivative assets	40	100
Securities - FVTOCI	25	27
Other marketable securities	29	28
Restricted cash	353	378
Inventory	1,265	1,228
Accounts receivables - non-current	88	9
Other	114	153
Total other non-current assets	$5,352	$5,339

Securities - FVTPL
Securities - FVTPL includes the partnership’s investment in the Brookfield Strategic Real Estate Partners (“BSREP”) III fund, with a carrying value of the financial asset at March 31, 2025 of $1,539 million (December 31, 2024 - $1,542 million). It also includes the partnership’s investment in a U.S. retail company with a carrying value of the financial asset at March 31, 2025 of $551 million (December 31, 2024 - $551 million).

NOTE 9. ACCOUNTS RECEIVABLE AND OTHER
The components of accounts receivable and other are as follows:

(US$ Millions)	Mar. 31, 2025	Dec. 31, 2024
Derivative assets	$66	$265
Accounts receivable - net of expected credit loss of $48 million (December 31, 2024 - $50 million)	718	730
Restricted cash	382	350
Prepaid expenses	176	214
Inventory	234	234
Other current assets	270	288
Total accounts receivable and other	$1,846	$2,081

NOTE 10. HELD FOR SALE
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable.

The following is a summary of the assets and liabilities that were classified as held for sale as of March 31, 2025 and December 31, 2024:

(US$ Millions)	Mar. 31, 2025	Dec. 31, 2024
Investment properties	$1,770	$2,920
Property, plant and equipment	—	45
Equity accounted investments	131	—
Accounts receivable and other assets	100	135
Assets held for sale	$2,001	$3,100
Debt obligations	293	816
Accounts payable and other liabilities	39	82
Liabilities associated with assets held for sale	$332	$898

The following table presents the change to the components of the assets held for sale for the three months ended March 31, 2025 and the year ended December 31, 2024:

(US$ Millions)	Three months ended Mar. 31, 2025	Twelve months ended Dec. 31, 2024
Balance, beginning of period	$3,100	$1,852
Reclassification to assets held for sale, net	927	3,764
Reclassification of BSREP IV investments to assets held for sale(1)	—	33,735
Disposals	(2,048)	(36,538)
Fair value adjustments	(1)	37
Foreign currency translation	23	(34)
Other	—	284
Balance, end of period	$2,001	$3,100
(1)See Note 28, Related Parties for further information on the Reclassification of BSREP IV investments to assets and liabilities to held for sale.

At December 31, 2024, assets held for sale included three office properties in the U.S., one office property in Australia, four shopping malls in the U.S., two hotels in the U.S., a logistics portfolio in the U.S., a logistics center in Japan, six logistics properties in Europe, and two manufactured housing communities in the U.S. As of December 31, 2024, the partnership intended to sell its interests in these assets to third parties within the next 12 months.

In the first quarter of 2025, the partnership sold two hotels in the U.S., two shopping malls in the U.S., one office property in Australia, two manufactured housing communities in the U.S., one logistics portfolio in the U.S. and six logistics assets in Europe for net proceeds of approximately $642 million.

At March 31, 2025, assets held for sale includes eleven office assets in the U.S., four retail assets in the U.S., two retail assets in Brazil, one logistics asset in Japan and one logistics asset in South Korea. The partnership intends to sell its interests in the held for sale assets to third parties within the next 12 months.

NOTE 11. DEBT OBLIGATIONS
The partnership’s debt obligations include the following:

	Mar. 31, 2025		Dec. 31, 2024
(US$ Millions)	Weighted-average rate	Debt balance	Weighted-average rate	Debt balance
Unsecured facilities:
Brookfield Property Partners’ credit facilities	6.32%	$2,125	6.38%	$2,133
Brookfield Property Partners’ corporate bonds	4.79%	1,321	4.79%	1,321
Brookfield Properties Retail Holdings LLC (“BPYU”) term debt	6.92%	1,136	6.96%	1,147
BPYU senior secured notes	5.20%	1,493	5.20%	1,493
BPYU corporate facility	7.17%	332	7.19%	397
BPYU junior subordinated notes	6.00%	196	6.29%	198
Subsidiary borrowings	4.80%	309	5.36%	332

Secured debt obligations:
Funds subscription credit facilities(1)	6.49%	3,659	6.46%	3,498
Fixed rate	5.10%	13,854	5.11%	15,396
Variable rate	7.19%	25,747	7.32%	25,809
Deferred financing costs		(207)		(225)
Total debt obligations		$49,965		$51,499
Current		14,393		14,719
Non-current		35,279		35,964
Debt associated with assets held for sale		293		816
Total debt obligations		$49,965		$51,499
(1)Funds subscription credit facilities are secured by co-investors’ capital commitments.

The partnership generally believes that it will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2025 to 2026; however, excluding debt obligations on assets in receivership, the partnership has deferred contractual payments on approximately 5% of consolidated non-recourse debt obligations included as fixed and variable rate secured debt obligations in the table above. The partnership is currently engaging respective creditors for certain assets. The partnership has, in certain instances, transferred properties securing these loans to the lenders. It is possible that certain additional properties securing these loans could be transferred to the lenders if the partnership is unsuccessful in ongoing negotiations with creditors.

The partnership’s debt obligations includes debt classified as non-current and are subject to covenants. There is no indication that the partnership will encounter material difficulties in complying with these covenants at the next test dates. Please refer to Note 13, Debt Obligations in the December 31, 2024 annual report on Form 20-F for a detailed description of the partnership’s covenants.

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by currency are as follows:

	Mar. 31, 2025			Dec. 31, 2024
(Millions)	U.S. Dollars		Local currency	U.S. Dollars		Local currency
U.S. Dollars	$35,201		$35,201	$35,414		$35,414
Euros	1,327		€1,227	1,515		€1,463
British Pounds	6,458		£5,000	6,157		£4,919
Canadian Dollars	3,125	C$	4,497	3,157	C$	4,541
Indian Rupee	464	Rs	39,619	1,805	Rs	154,296
South Korean Won	1,680	₩	2,477,796	1,675	₩	2,477,858
Brazilian Reais	551	R$	3,164	500	R$	3,097
Australian Dollars	1,070	A$	1,712	1,206	A$	1,948
United Arab Emirates Dirham	95	AED	348	95	AED	348
China Yuan	201	C¥	1,462	200	C¥	1,464
Deferred financing costs	(207)			(225)
Total debt obligations	$49,965			$51,499

The components of changes in debt obligations, including changes related to cash flows from financing activities, are summarized in the table below:

(US$ Millions)	Three months ended Mar. 31, 2025	Twelve months ended Dec. 31, 2024
Balance, beginning of period	$51,499	$68,712
Debt obligation issuance, net of repayments	(96)	3,675
Non-cash changes in debt obligations:
Debt from asset acquisitions	103	738
Assumed by purchaser	(883)	(1,245)
Amortization of deferred financing costs and (premium) discount	25	127
Deconsolidation of BSREP IV debt obligations(1)	—	(19,487)
Deconsolidation of India REIT debt obligations(2)	(1,011)	—
Foreign currency translation	315	(1,001)
Other	13	(20)
Balance, end of period	$49,965	$51,499
(1)See Note 28, Related Parties for further information on the Deconsolidation of BSREP IV investments.
(2)See Note 3, Investment Properties for further information on the Deconsolidation of India REIT.

NOTE 12. CAPITAL SECURITIES
The partnership has the following capital securities outstanding as of March 31, 2025 and December 31, 2024:

(US$ Millions)	Shares outstanding	Cumulative dividend rate	Mar. 31, 2025	Dec. 31, 2024
Operating Partnership Class A Preferred Equity Units:
Series 3	24,000,000	6.75%	$578	$576
New LP Preferred Units(1)	19,000,749	6.25%	466	466
Brookfield Property Split Corp. (“BOP Split”) Senior Preferred Shares:
Series 1	560,466	5.25%	14	14
Series 2	250,517	5.75%	5	4
Series 3	325,330	5.00%	6	6
Series 4	267,561	5.20%	5	5
Rouse Properties L.P. (“Rouse”) Series A Preferred Shares	5,600,000	5.00%	161	158
BSREP V Iron REIT L.P. Preferred Interest	n/a	5.00%	67	69
India REIT	n/a	n/a	—	1,392
Capital Securities – Fund Subsidiaries			98	139
Total capital securities			$1,400	$2,829

Current			116	158
Non-current			1,284	2,671
Total capital securities			$1,400	$2,829
(1)New LP Preferred Units shares outstanding is presented net of intracompany shares held by the Operating Partnership.

The Class A Preferred Units were issued on December 4, 2014, in three tranches of $600 million each, with an average dividend yield of 6.5% and original maturities of seven, ten, and twelve years. The units were originally exchangeable at the option of the holder into LP Units at a price of $25.70 per unit. On December 30, 2021, the partnership acquired the seven-year tranche of Class A Preferred Units, Series 1 units from the holder and exchanged such units for REUs. The Class A Preferred Units, Series 1 were subsequently cancelled. On December 31, 2024, the partnership acquired the ten-year tranche of Class A Preferred Units, Series 2 units, from the holder of these units and subsequently exchanged such units for LP Units and REUs. The Class A Preferred Units, Series 2 were subsequently cancelled.

New LP Preferred Units includes $466 million at March 31, 2025 (December 31, 2024 - $466 million) of preferred equity interests issued in connection with the privatization of the partnership which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the holders of such interests can demand cash payment upon maturity of July 26, 2081, for the liquidation preference of $25.00 per unit and any accumulated unpaid dividends.

The holders of each series of the BOP Split Senior Preferred Shares are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of BOP Split. Dividends on each series of the BOP Split Senior Preferred Shares are payable quarterly on the last day of March, June, September and December in each year.

Capital securities also includes $161 million at March 31, 2025 (December 31, 2024 - $158 million) of preferred equity interests held by a third party investor in Rouse which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the interests are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.

Following the Deconsolidation of India REIT, the related capital securities were deconsolidated during the quarter. These previously related to preferred equity interests held by third-party investors in India REIT (December 31, 2024 - $1,392 million), which were classified as a liability rather than as a non-controlling interest due to a contractual obligation to make distributions every six months at an amount no less than 90% of net distributable cash flows.

Capital Securities – Fund Subsidiaries of $98 million at March 31, 2025 (December 31, 2024 - $139 million) is comprised of co-investors interests in funds that can be redeemed for cash at specified dates at the co-investors’ election.

At March 31, 2025, capital securities includes $16 million (December 31, 2024 - $15 million) repayable in Canadian Dollars of C$21 million (December 31, 2024 - C$21 million).

Reconciliation of cash flows from financing activities from capital securities is shown in the table below:

(US$ Millions)	Three months ended Mar. 31, 2025	Twelve months ended Dec. 31, 2024
Balance, beginning of period	$2,829	$2,835
Capital securities issued	—	366
Capital securities redeemed	—	(14)
Non-cash changes in capital securities:
Class A Preferred Units, Series 2 redemption	—	(600)
Fair value changes	(37)	361
Foreign currency translations	—	(21)
Deconsolidation of BSREP IV(1)	—	(98)
Deconsolidation of India REIT(1)	(1,392)	—
Balance, end of period	$1,400	$2,829
(1)See Note 28, Related Parties for further information on the Deconsolidation of BSREP IV investments.
(2)See Note 3, Investment Properties for further information on the Deconsolidation of India REIT.

NOTE 13. INCOME TAXES
The partnership is a flow-through entity for tax purposes. However, income taxes are recognized for the amount of taxes payable by the primary holding subsidiaries of the partnership (“Holding Entities”), any direct or indirect corporate subsidiaries of the Holding Entities and for the impact of deferred tax assets and liabilities related to such entities.

The partnership operates in countries which have enacted new legislation to implement the global minimum top-up tax. The partnership has applied a temporary mandatory relief from recognizing and disclosing information related to deferred top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the three months ended March 31, 2025. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the partnership.

The components of income tax expense include the following:

	Three months ended Mar. 31,
(US$ Millions)	2025	2024
Current income tax	$16	$70
Deferred income tax	(27)	12
Income tax (benefit) expense	$(11)	$82

The increase in income tax expense for the three months ended March 31, 2025 compared to the prior year is primarily due to tax expense uncorrelated with accounting income which occurred in the prior year.

NOTE 14. OTHER NON-CURRENT LIABILITIES
The components of other non-current liabilities are as follows:

(US$ Millions)	Mar. 31, 2025	Dec. 31, 2024
Accounts payable and accrued liabilities	$536	$601
Lease liabilities(1)	792	784
Derivative liabilities	122	115
Deferred revenue	7	20
Provisions	5	6
Loans and notes payables	7	16
Total other non-current liabilities	$1,469	$1,542
(1)For the three months ended March 31, 2025, interest expense relating to total lease liabilities (see Note 15, Accounts Payable And Other Liabilities, for the current portion) was $16 million (2024 - $21 million).

NOTE 15. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Mar. 31, 2025	Dec. 31, 2024
Accounts payable and accrued liabilities	$2,179	$2,360
Loans and notes payable	2,730	2,765
Deferred revenue	424	367
Derivative liabilities	318	356
Lease liabilities(1)	39	37
Other liabilities	9	10
Total accounts payable and other liabilities	$5,699	$5,895
(1)See Note 14, Other Non-Current Liabilities, for further information on the interest expense related to these liabilities.

NOTE 16. EQUITY
The partnership’s capital structure is comprised of five classes of partnership units: GP Units, LP Units, Redeemable/Exchangeable Partnership Units (“REUs”), special limited partnership units of the Operating Partnership (“Special LP Units”) and FV LTIP units of the Operating Partnership (“FV LTIP Units”). In addition, the partnership issued Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 in the first quarter of 2019, Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 in the third quarter of 2019 and Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 in the first quarter of 2020 (collectively, “Preferred Equity Units”).

a)General and limited partnership equity
GP Units entitle the holder to the right to govern the financial and operating policies of the partnership. The GP Units are entitled to a 1% general partnership interest.

LP Units entitle the holder to their proportionate share of distributions. Each LP Unit entitles the holder thereof to one vote for the purposes of any approval at a meeting of limited partners, provided that holders of the REUs that are exchanged for LP Units will only be entitled to a maximum number of votes in respect of the REUs equal to 49% of the total voting power of all outstanding units.

General Partnership Units
There were 138,875 GP Units outstanding at March 31, 2025 and December 31, 2024.

Limited Partnership Units
There were 367,466,755 and 351,213,678 LP Units outstanding at March 31, 2025 and December 31, 2024, respectively.

b)Units of the Operating Partnership held by Brookfield Corporation

Redeemable/Exchangeable Partnership Units
There were 650,448,040 and 621,406,758 REUs outstanding at March 31, 2025 and December 31, 2024, respectively.

Special Limited Partnership Units
There were 6,147,901 Special LP Units outstanding at March 31, 2025 and December 31, 2024.

c)FV LTIP Units
The Operating Partnership issued FV LTIP Units under the Brookfield Property L.P. FV LTIP Unit Plan to certain participants. Each FV LTIP unit will vest over a period of five years and is redeemable for cash payment. There were 467,420 and 522,649 FV LTIP Units outstanding at March 31, 2025 and December 31, 2024, respectively.

d)    Preferred Equity Units
The partnership’s preferred equity consists of 7,360,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 at $25.00 per unit at a coupon rate of 6.5%, 10,000,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 at $25.00 per unit at a coupon rate of 6.375% and 11,500,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 at $25.00 per unit at a coupon rate of 5.75%. At March 31, 2025, preferred equity units had a total carrying value of $699 million (December 31, 2024 - $699 million).

e)    Distributions
Distributions made to each class of partnership units, including units of subsidiaries that were exchangeable into LP Units, are as follows:

	Three months ended Mar. 31,
(US$ Millions, except per unit information)	2025	2024
Limited Partners	$114	$113
Holders of:
REUs	202	200
Special LP Units	2	2
Total	$318	$315
Per unit(1)	$0.325	$0.345
(1)Per unit outstanding on the distribution record date.

NOTE 17. NON-CONTROLLING INTERESTS
Non-controlling interests consisted of the following:

(US$ Millions)	Mar. 31, 2025	Dec. 31, 2024
REUs and Special LP Units(1)	$14,190	$13,795
FV LTIP Units(1)	10	12
Interests of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Corporation	2,845	2,809
Preferred equity of subsidiaries	2,763	2,758
Non-controlling interests in subsidiaries and properties	10,270	10,455
Total interests of others in operating subsidiaries and properties	15,878	16,022
Total non-controlling interests	$30,078	$29,829
(1)Each unit within these classes of non-controlling interest has economic terms substantially equivalent to those of an LP Unit. As such, income attributed to each unit or share of non-controlling interest is equivalent to that allocated to an LP Unit. The proportion of interests held by holders of the REUs changes as a result of issuances, repurchases and exchanges. Consequently, the partnership adjusted the relative carrying amounts of the interests held by limited partners and non-controlling interests based on their relative share of the equivalent LP Units. The difference between the adjusted value and the previous carrying amounts was attributed to current LP Units as ownership changes in the Consolidated Statements of Changes in Equity.

Non-controlling interests of others in operating subsidiaries and properties consist of the following:

		Proportion of economic interests held by non-controlling interests
(US$ Millions)	Jurisdiction of formation	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2025	Dec. 31, 2024
Corporate Holding Entities(1)	Bermuda/Canada	—%	—%	$4,926	$4,907
Brookfield Office Properties Inc. (“BPO”)(2)	Canada	—%	—%	4,042	4,047
U.S. Retail(3)	United States	—%	—%	2,035	2,012
U.S. Manufactured Housing(4)	United States	77%	77%	813	838
U.S. Multifamily	United States	75%	73%	649	579
Korea Mixed-use(4)	South Korea	78%	78%	544	577
UK and Ireland Short Stay(4)	United Kingdom	73%	73%	389	414
Other LP Investments	Various	33% - 99%	33% - 99%	2,480	2,648
Total				$15,878	$16,022
(1)Includes non-controlling interests in various corporate entities of the partnership.
(2)Includes non-controlling interests in BPO subsidiaries which vary from 1% - 100%.
(3)Includes non-controlling interests in U.S Retail subsidiaries.
(4)Includes non-controlling interests representing interests held by other investors in Brookfield-sponsored real estate funds and holding entities through    which the partnership participates in such funds. Also includes non-controlling interests in underlying operating entities owned by these funds.

NOTE 18. COMMERCIAL PROPERTY REVENUE
The components of commercial property revenue are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2025	2024
Base rent	$844	$1,048
Straight-line rent	(6)	(6)
Lease termination	34	9
Other lease income(1)	143	185
Other revenue from tenants(2)	249	303
Total commercial property revenue	$1,264	$1,539
(1)Other lease income includes parking revenue and recovery of property tax and insurance expenses from tenants.
(2)Consists of recovery of certain operating expenses from tenants which are accounted for in accordance with IFRS 15, Revenue from Contracts with Customers.

NOTE 19. HOSPITALITY REVENUE
The components of hospitality revenue are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2025	2024
Room, food and beverage	$278	$514
Other leisure activities	50	49
Other hospitality revenue	7	32
Total hospitality revenue	$335	$595

NOTE 20. INVESTMENT AND OTHER REVENUE
The components of investment and other revenue are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2025	2024
Investment income	$14	$9
Fee revenue	96	106
Dividend income	19	13
Interest income and other	21	58
Total investment and other revenue	$150	$186

NOTE 21. DIRECT COMMERCIAL PROPERTY EXPENSE
The components of direct commercial property expense are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2025	2024
Property maintenance	$192	$210
Real estate taxes	136	191
Employee compensation and benefits	40	53
Depreciation and amortization	6	12
Lease expense(1)	4	5
Other	110	140
Total direct commercial property expense	$488	$611
(1)Represents the operating expenses relating to variable lease payments not included in the measurement of the lease liability.

NOTE 22. DIRECT HOSPITALITY EXPENSE
The components of direct hospitality expense are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2025	2024
Employee compensation and benefits	$57	$148
Depreciation and amortization	57	104
Cost of food, beverage, and retail goods sold	66	83
Maintenance and utilities	26	42
Marketing and advertising	15	28
Other	60	128
Total direct hospitality expense	$281	$533

NOTE 23. GENERAL AND ADMINISTRATIVE EXPENSE
The components of general and administrative expense are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2025	2024
Employee compensation and benefits	$139	$169
Management fees	72	71
Professional fees	26	41
Facilities and technology	12	15
Other	37	44
Total general and administrative expense	$286	$340

NOTE 24. FAIR VALUE (LOSSES) GAINS, NET
The components of fair value losses, net, are as follows:

	Three months ended Mar. 31,
(US$ Millions)	2025	2024
Commercial properties	$(280)	$(341)
Commercial developments	51	126
Incentive fees(1)	—	(5)
Financial instruments and other	119	(152)
Total fair value losses, net	$(110)	$(372)
(1)Represents incentive fees the partnership is obligated to pay to the general partner of the partnership’s various fund investments.

NOTE 25. OTHER COMPREHENSIVE (LOSS) INCOME
Other comprehensive income (losses) consists of the following:

	Three months ended Mar. 31,
(US$ Millions)	2025	2024
Items that may be reclassified to net income:
Foreign currency translation
Net unrealized foreign currency translation gains (losses) in respect of foreign operations	$249	$(334)
Reclassification of realized foreign currency translation gains (losses) to net income on dispositions of foreign operations	224	(6)
(Losses) gains on hedges of net investments in foreign operations	(126)	172
Reclassification gains (losses) from hedges of net investment in foreign operation to net income on disposition of foreign operations	16	(6)
	363	(174)
Cash flow hedges
(Losses) gains on derivatives designated as cash flow hedges, net of income taxes for the three months ended Mar. 31, 2025 of $1 million (2024 – $(1) million)	(20)	26
	(20)	26
Equity accounted investments
Share of unrealized foreign currency translation gains in respect of foreign operations	9	—
Losses on derivatives designated as cash flow hedges	(2)	(5)
	7	(5)
Items that will not be reclassified to net income:
Unrealized (losses) gains on securities - FVTOCI, net of income taxes for the three months ended Mar. 31, 2025 of $(1) million (2024 – $(6) million)	(1)	9
	(1)	9
Total other comprehensive income (losses)	$349	$(144)

NOTE 26. OBLIGATIONS, GUARANTEES, CONTINGENCIES AND OTHER
In the normal course of operations, the partnership and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as dispositions, acquisitions, sales of assets and sales of services.
Certain of the partnership’s operating subsidiaries have also agreed to indemnify their directors and certain of their officers and employees. The nature of substantially all of the indemnification undertakings prevent the partnership from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the partnership nor its consolidated subsidiaries have made significant payments under such indemnification agreements.
The partnership and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise.

During 2013, the Corporation announced the final close on the BSREP I fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund. As of March 31, 2025, there remained approximately $129 million of uncontributed capital commitments.

In April 2016, the Corporation announced the final close on the BSREP II fund to which the partnership had committed $2.3 billion as lead investor. As of March 31, 2025, there remained approximately $512 million of uncontributed capital commitments.

In November 2017, the Corporation announced the final close on the fifth Brookfield Real Estate Finance Fund (“BREF”) to which the partnership had committed $400 million. As of March 31, 2025, there remained approximately $130 million of uncontributed capital commitments.

In September 2018, the Corporation announced the final close on the third Brookfield Fairfield U.S. Multifamily Value Add Fund to which the partnership had committed $300 million. As of March 31, 2025, there remained approximately $40 million of uncontributed capital commitments.

In January 2019, the Corporation announced the final close on the BSREP III fund to which the partnership had committed $1.0 billion. As of March 31, 2025, there remained approximately $244 million of uncontributed capital commitments.

In October of 2020, the Corporation announced the final close on the €619 million ($668 million) Brookfield European Real Estate Partnership fund to which the partnership has committed €100 million ($108 million). As of March 31, 2025, all capital commitments have been contributed.

In December 2022, the Corporation announced the final close on the BSREP IV fund to which the partnership had committed $3.5 billion. As of March 31, 2025, there remained approximately $1.2 billion of uncontributed capital commitments. Refer to Note 28, Related Parties for further information.

The partnership maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The partnership maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not fully or proportionately consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.

The partnership operates in jurisdictions with differing tax laws and tax rates. Certain jurisdictions in which the partnership operates have enacted legislation where the impact cannot be readily determined without further clarification and guidance from the relevant tax authorities. Given the uncertainty surrounding such circumstances, the partnership has concluded that the impact of such legislation cannot be reasonably estimated at this time.

NOTE 27. FINANCIAL INSTRUMENTS
a)Derivatives and hedging activities
The partnership and its operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The partnership does not use derivatives for speculative purposes. The partnership and its operating entities use the following derivative instruments to manage these risks:
•foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee, South Korean Won and Japanese Yen denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;
•interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•interest rate caps to hedge interest rate risk on certain variable rate debt; and
•cross-currency swaps to manage interest rate and foreign currency exchange rates on existing variable rate debt.

There have been no material changes to the partnership’s financial risk exposure or risk management activities since December 31, 2024. Please refer to Note 30, Financial Instruments in the December 31, 2024 annual report on Form 20-F for a detailed description of the partnership’s financial risk exposure and risk management activities.

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of March 31, 2025 and December 31, 2024:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Mar. 31, 2025	Interest rate caps of US$ SOFR debt	$4,807	1.0% - 6.0%	Apr. 2025 - Mar. 2027	$12
	Interest rate swaps of US$ SOFR debt	3,300	3.7% - 3.9%	Aug. 2026	(1)
	Interest rate caps of £ SONIA debt	499	2.0% - 5.0%	Apr. 2025 - Jul. 2025	2
	Interest rate swaps of £ SONIA debt	859	4.7% - 4.8%	Jul. 2025 - Apr. 2026	(1)
	Interest rate caps of € EURIBOR debt	101	4.0%	Oct. 2025	—
	Interest rate swaps of AUD BBSW/BBSY debt	725	3.0% - 4.5%	Jun. 2025 - Nov. 2028	(2)
	Other interest rate derivatives	288	4.5%	Aug. 2025	—
Dec. 31, 2024	Interest rate caps of US$ SOFR debt	$4,859	1.0% - 6.0%	Jan. 2025 - Jan. 2027	$19
	Interest rate swaps of US$ SOFR debt	4,016	3.7% - 5.2%	Feb. 2025 - Aug. 2026	13
	Interest rate caps of £ SONIA debt	1,438	1.0% - 5.0%	Mar. 2025 - Jul. 2025	8
	Interest rate swaps of £ SONIA debt	832	4.7% - 4.8%	Jan. 2025 - Apr. 2026	(1)
	Interest rate caps of € EURIBOR debt	97	4.0%	Oct. 2025	—
	Interest rate swaps of AUD BBSW/BBSY debt	718	3.0% - 4.5%	Mar. 2025 - Dec. 2027	(1)
	Other interest rate derivatives	274	4.5%	Aug. 2025	—

For the three months ended March 31, 2025, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s interest rate hedging activities was nil (2024 - nil).

Foreign Currency Hedging
The following table provides the partnership’s outstanding derivatives that are designated as net investments of foreign subsidiaries or foreign currency cash flow hedges as of March 31, 2025 and December 31, 2024:

(US$ Millions)	Hedging item		Notional	Rates	Maturity dates	Fair value
Mar. 31, 2025	Net investment hedges	€	$487	€0.87/$ - €0.97/$	Aug. 2025 - Sep. 2028	$(12)
	Net investment hedges		£1,600	£0.75/$ - £0.93/$	Apr. 2025 - Sep. 2027	(206)
	Net investment hedges	A$	205	A$1.48/$ - A$$1.58/$	Jun. 2025 - Mar. 2028	4
	Net investment hedges	R$	2,052	R$5.14/$ - R$7.94/$	May 2025 - Nov. 2027	(27)
	Net investment hedges	₩	953,800	₩1,340.40/$ - ₩1,426.75/$	Jun. 2025 - Nov. 2027	15
	Net investment hedges	Rs	63,669	Rs85.68/$ - Rs94.12/$	Apr. 2025 - Mar. 2028	(12)
	Net investment hedges		£259	£0.84/€ - £0.86/€	Jun. 2025 - Feb. 2026	3
	Net investment hedges	C$	201	C$1.34/$ - C$1.44/$	Apr. 2025 - Mar. 2027	2
	Net investment hedges	AED	41	AED3.67/$	May 2025	—
	Net investment hedges	CNH	2,797	CNH6.49/$ - CNH7.25/$	Apr. 2025 - Mar. 2027	(1)
	Net investment hedges		¥18,866	¥$137.00/$ - ¥$137.40/$	Jun. 2027 - Dec. 2027	2
	Cross currency swaps of C$ LIBOR debt	C$	1,900	C$1.25/$ - C$1.34/$	Aug. 2025 - Feb. 2028	(110)
Dec. 31, 2024	Net investment hedges	€	$680	€0.87/$ - €0.97/$	Feb. 2025 - Sep. 2028	$14
	Net investment hedges		£2,120	£0.75/$ - £0.93/$	Jan. 2025 - Sep. 2027	(141)
	Net investment hedges	A$	261	A$1.47/$ - A$1.62/$	Mar. 2025 - Dec. 2027	10
	Net investment hedges	C¥	—	C¥6.59/$ - C¥6.77/$	Mar. 2025 - Mar. 2025	(2)
	Net investment hedges	R$	2,176	R$5.14/$ - R$7.94/$	Jan. 2025 - Nov. 2027	7
	Net investment hedges	₩	683,800	₩1,214.55/$ - ₩1,430.00/$	Jan. 2025 - Nov. 2027	46
	Net investment hedges	Rs	59,488	Rs84.89/$ - Rs91.84/$	Feb. 2025 - Nov. 2027	(3)
	Net investment hedges		£294	£0.83/€ - £0.87/€	Jan. 2025 - Jul. 2025	15
	Net investment hedges	C$	318	C$1.34/$ - C$1.42/$	Jan. 2025 - Mar. 2027	—
	Net investment hedges	AED	41	AED3.67/€	May. 2025	—
	Net investment hedges	CNH	2,797	CNH6.49/$ - CNH7.24/$	Jan. 2025 - Feb. 2027	20
	Net investment hedges		¥18,866	¥137.02/$ - ¥137.40/$	Jun. 2027 - Dec. 2027	5
	Cross currency swaps of C$ LIBOR debt	C$	1,900	C$1.25/$ - C$1.34/$	Aug. 2025 - Feb. 2028	(106)

For the three months ended March 31, 2025 and 2024, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following table presents details of the partnership’s other derivatives, not designated as hedges for accounting purposes, that have been entered into to manage financial risks as of March 31, 2025 and December 31, 2024:

(US$ Millions)	Derivative type	Notional	Rates	Maturity dates	Fair value
Mar. 31, 2025	Interest rate caps	$9,661	1.0% - 6.3%	Apr. 2025 - Jan. 2028	$—
	Interest rate swaps on forecasted fixed rate debt	75	5.3%	Jun. 2028 - Jun. 2030	(18)
	Interest rate swaps of US$ debt	63	3.3% - 4.1%	Apr. 2025 - Mar. 2028	—
Dec. 31, 2024	Interest rate caps	$10,007	1.0% - 5.7%	Jan. 2025 - Jan. 2028	$(9)
	Interest rate swaps on forecasted fixed rate debt	75	5.3%	Jun. 2028 - Jun. 2030	(18)
	Interest rate swaps of US$ debt	63	3.3% - 4.1%	Apr. 2025 - Mar. 2028	—

b)Measurement and classification of financial instruments

Classification and Measurement
The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the interim condensed consolidated financial statements:

		Mar. 31, 2025		Dec. 31, 2024
(US$ Millions)	Classification and measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Loans and notes receivable	Amortized cost	$900	$900	$924	$924
Other non-current assets
Securities - FVTPL	FVTPL	3,438	3,438	3,416	3,416
Derivative assets	FVTOCI/FVTPL	40	40	100	100
Accounts receivable	Amortized cost	88	88	9	9
Securities - FVTOCI	FVTOCI	25	25	27	27
Other marketable securities	Amortized cost	29	29	28	28
Restricted cash	Amortized cost	353	353	378	378
Current assets
Securities - FVTOCI	FVTOCI	13	13	11	11
Derivative assets	FVTOCI/FVTPL	66	66	265	265
Accounts receivable(1)	Amortized cost	769	769	788	788
Restricted cash	Amortized cost	382	382	350	350
Cash and cash equivalents(2)	Amortized cost	1,833	1,833	2,253	2,253
Total financial assets		$7,936	$7,936	$8,549	$8,549
Financial liabilities
Debt obligations(3)	Amortized cost	$49,965	$50,031	$51,499	$51,429
Capital securities	Amortized cost	1,302	1,302	2,690	2,690
Capital securities - fund subsidiaries	FVTPL	98	98	139	139
Other non-current liabilities
Loan payable	FVTPL	7	7	16	16
Accounts payable	Amortized cost	536	536	601	601
Derivative liabilities	FVTOCI/FVTPL	122	122	115	115
Accounts payable and other liabilities
Accounts payable and other(4)	Amortized cost	2,218	2,218	2,442	2,442
Loans and notes payable	Amortized cost	2,730	2,730	2,765	2,765
Derivative liabilities	FVTOCI/FVTPL	318	318	356	356
Total financial liabilities		$57,296	$57,362	$60,623	$60,553
(1)Includes other receivables associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $51 million and $58 million as of March 31, 2025 and December 31, 2024, respectively.
(2)Includes cash and cash equivalents associated with assets classified as held for sale on the condensed consolidated balance sheets in the amount of $14 million and $45 million as of March 31, 2025 and December 31, 2024, respectively.
(3)Includes debt obligations associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $293 million and $816 million as of March 31, 2025 and December 31, 2024, respectively.
(4)Includes accounts payable and other liabilities associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $39 million and $82 million as of March 31, 2025 and December 31, 2024, respectively.
Fair Value Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value measurement establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Quoted market prices (unadjusted) in active markets represent a Level 1 valuation. When quoted market prices in active markets are not available, the partnership maximizes the use of observable inputs within valuation models. When all significant inputs are observable, either directly or indirectly, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3, which reflect the partnership’s market assumptions and are noted below. This hierarchy requires the use of observable market data when available.

The following table outlines financial assets and liabilities measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Mar. 31, 2025				Dec. 31, 2024
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Securities - FVTPL	$47	$947	$2,444	$3,438	$42	$904	$2,470	$3,416
Securities - FVTOCI	—	—	38	38	—	—	38	38
Derivative assets	—	106	—	106	—	365	—	365
Total financial assets	$47	$1,053	$2,482	$3,582	$42	$1,269	$2,508	$3,819

Financial liabilities
Capital securities - fund subsidiaries	$—	$—	$98	$98	$—	$—	$139	$139
Derivative liabilities	—	440	—	440	—	471	—	471
Loan payable	—	7	—	7	—	16	—	16
Total financial liabilities	$—	$447	$98	$545	$—	$487	$139	$626

The following table presents the change in the balance of financial assets and financial liabilities accounted for at fair value categorized as Level 3 as of March 31, 2025 and December 31, 2024:

	Mar. 31, 2025		Dec. 31, 2024
(US$ Millions)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance, beginning of period	$2,508	$139	$2,987	$189
Acquisitions	87	—	288	1
Dispositions	(35)	—	(100)	—
Fair value losses, net and OCI	(78)	(40)	(159)	(61)
Reclassification of BSREP IV investments to assets held for sale	—	—	(52)	—
Other	—	(1)	(456)	10
Balance, end of period	$2,482	$98	$2,508	$139

NOTE 28. RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited. The ultimate parent of the partnership is Brookfield Corporation. Other related parties of the partnership include the Corporation’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management Ltd. Pursuant to a Master Services Agreement, the partnership pays a base management fee (“base management fee”), to the service providers. The management fee is calculated as the sum of (a) 1.05% of the sum of the following amounts, as of the last day of the immediately preceding quarter: (i) the equity attributable to unitholders for the partnership’s Office, Retail and the Corporate segments; and (ii) the carrying value of the outstanding non-voting common shares of Brookfield BPY Holdings Inc. (“CanHoldco”) and (b) any fees payable by the partnership in connection with the partnership’s commitment to private real estate funds of any Service Providers but for the election by the partnership for such fees to be added to the management fee (but excluding any accrued fees that have not become due and payable). For the three months ended March 31, 2025, the partnership paid a base management fee of $47 million (2024 - $45 million).

On December 31, 2024, Brookfield acquired the Series 2 units of Class A Preferred Units, from the holder of these units and subsequently exchanged such units with the partnership for LP Units and REUs. The Series 2 units of Class A Preferred Units were subsequently cancelled.

The following table summarizes transactions with related parties:

(US$ Millions)	Mar. 31, 2025	Dec. 31, 2024
Balances outstanding with related parties:
Net (payables)/receivables within equity accounted investments	$(16)	$(11)
Loans and notes receivable(1)	554	649
Debt obligations, payables and other liabilities(2)	(2,757)	(2,846)
Corporate borrowings	(1,076)	(1,076)
Property-specific obligations	(581)	(541)
Preferred shares held by Brookfield Corporation	(2,845)	(2,809)
Brookfield Corporation interest in Canholdco	(1,270)	(1,277)
(1)    Includes loans and notes receivable with other affiliates as of March 31, 2025 of $107 million (2024 - $146 million ).
(2)    Includes other payables and liabilities with other affiliates as of March 31, 2025 of $424 million (2024 - $464 million).

	Three months ended Mar. 31,
(US$ Millions)	2025	2024
Transactions with related parties:
Commercial property revenue(1)	$13	$15
Management fee income	27	47
Expenses from equity accounted investments	12	12
Interest expense on debt obligations	61	40
Capital calls, net funded by Brookfield Wealth Solutions Ltd. (“BWS”)(5)	—	72
General and administrative expense(2)	80	83
Construction costs(3)	12	23
Distributions on Brookfield Corporation’s interest in Canholdco	2	5
Incentive Fees(4)	—	5
(1)Amounts received from the Corporation and its subsidiaries for the rental of office premises.
(2)Includes amounts paid to the Corporation and its subsidiaries for management fees, management fees associated with the partnership’s investments in private funds, compensation expense and administrative services.
(3)Includes amounts paid to the Corporation and its subsidiaries for construction costs of development properties.
(4)Represents incentive fees the partnership is obligated to pay to the general partner of the partnership’s various fund investments.
(5)BWS, which is accounted for under the equity method by the Corporation, has an additional commitment in BSREP IV, which was previously consolidated by the partnership in the comparative period.

In August 2023, the partnership issued mandatory convertible non-voting preferred shares for proceeds of $1.6 billion that were ultimately held by a wholly-owned subsidiary of BWS (the “BWS Preferred Shares”). The BWS Preferred Shares provided that, upon conversion, a BWS subsidiary would obtain a common equity interest in the entities through which the partnership holds its LP interest in BSREP IV investments (the “BSREP IV holding entities”). On issuance of the BWS Preferred Shares, there was no change in the partnership’s contractual rights and exposure to variable returns over the BSREP IV holding entities and the partnership continued to consolidate the BSREP IV investments. In the third quarter of 2024, the partnership reclassified its interest in the BSREP IV investments to assets held for sale (“Reclassification of BSREP IV to asset and liabilities held for sale”). On October 4, 2024, BWS completed its acquisition of the partnership’s interest in BSREP IV which resulted in deconsolidation of the BSREP IV investments by the partnership as control was lost. Following the conversion, the partnership holds an approximate 9% indirect LP interest in the BSREP IV investments that is accounted for as a financial asset held through an equity-accounted joint venture with BWS.

During the year ended December 31, 2024, the partnership sold partial interests in several assets to BWS, generating net proceeds of approximately $1.8 billion. The sales were carried out at arm’s length on market terms, and are expected to support the continued repositioning of BWS’s investment portfolio.

NOTE 29. SEGMENT INFORMATION
a)Operating segments
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assessing its performance. The partnership’s operating segments are organized into four reportable segments: i) Office, ii) Retail, iii) LP Investments and iv) Corporate. This is consistent with how the partnership presents financial information to the CODM. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the CODM.

b)Basis of measurement
The CODM measures and evaluates the performance of the partnership’s operating segments based on funds from operations (“FFO”).

The partnership defines FFO as net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, the partnership also includes its proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates.

c)Reportable segment measures
The following summaries present certain financial information regarding the partnership’s operating segments for the three months ended March 31, 2025 and 2024:

(US$ Millions)	Total revenue		FFO
Three months ended Mar. 31,	2025	2024	2025	2024
Office	$475	$484	$15	$(12)
Retail	366	395	79	106
LP Investments	871	1,388	10	(18)
Corporate	37	53	(217)	(198)
Total	$1,749	$2,320	$(113)	$(122)

The following summaries present the detail of total revenue from the partnership’s operating segments for the three months ended March 31, 2025 and 2024:

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Three months ended Mar. 31, 2025
Office	$317	$104	$7	$47	$475
Retail	268	63	—	35	366
LP Investments	430	82	328	31	871
Corporate	—	—	—	37	37
Total	$1,015	$249	$335	$150	$1,749

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Three months ended Mar. 31, 2024
Office	$329	$117	$7	$31	$484
Retail	291	68	—	36	395
LP Investments	616	118	588	66	1,388
Corporate	—	—	—	53	53
Total	$1,236	$303	$595	$186	$2,320

The following summaries present certain consolidated income statement items from the partnership’s operating segments for the three months ended March 31, 2025 and 2024:

(US$ Millions)	Direct commercial property expense		Direct hospitality expense
Three months ended Mar. 31,	2025	2024	2025	2024
Office	$186	$203	$6	$6
Retail	100	114	—	—
LP Investments	202	294	275	527
Total	$488	$611	$281	$533

(US$ Millions)	Share of net earnings (losses) from equity accounted investments		Interest expense
Three months ended Mar. 31,	2025	2024	2025	2024
Office	$61	$(19)	$(186)	$(233)
Retail	117	137	(185)	(178)
LP Investments	48	14	(466)	(697)
Corporate	—	—	(103)	(105)
Total	$226	$132	$(940)	$(1,213)

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of March 31, 2025 and December 31, 2024:

	Total assets		Total liabilities		Equity accounted investments
(US$ Millions)	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2025	Dec. 31, 2024
Office	$29,610	$29,656	$14,707	$14,954	$8,039	$7,805
Retail	30,612	30,693	11,991	12,266	9,877	9,823
LP Investments	37,408	40,812	26,782	30,183	2,308	1,919
Corporate	1,370	1,430	6,800	6,939	—	—
Total	$99,000	$102,591	$60,280	$64,342	$20,224	$19,547

The following summary presents a reconciliation of FFO to net loss for the three months ended March 31, 2025 and 2024:

	Three months ended Mar. 31,
(US$ Millions)	2025	2024
FFO(1)	$(113)	$(122)
Depreciation and amortization of real estate assets	(48)	(87)
Fair value losses, net	(110)	(372)
Share of equity accounted earnings (losses) - non-FFO	97	(3)
Income tax benefit (expense)	11	(82)
Non-controlling interests of others in operating subsidiaries and properties – non-FFO	(56)	281
Net loss attributable to unitholders(2)	(219)	(385)
Non-controlling interests of others in operating subsidiaries and properties	90	(324)
Net loss	$(129)	$(709)
(1)FFO represents interests attributable to GP Units, LP Units, REUs, Special LP Units and FV LTIP Units. The interests attributable to REUs, Special LP Units and FV LTIP Units are presented as non-controlling interests in the consolidated income statements.
(2)Includes net income attributable to GP Units, LP Units, Exchange LP Units, REUs, Special LP Units, FV LTIP Units and BPYU Units. The interests attributable to Exchange LP Units, REUs, Special LP Units, FV LTIP Units and BPYU Units are presented as non-controlling interests in the consolidated income statements.